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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                           U.S.I. HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           U.S.I. HOLDINGS CORPORATION
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                  (Name of Filing Person (Issuer and Offeror))
                                -----------------
                        STOCK APPRECIATION RIGHTS (SARs)
                         (Title of Class of Securities)
                                   9033H 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                    Copy to:

     Ernest J. Newborn, II, Esq.                   Jonathan I. Mark, Esq.
       Senior Vice President,                     CAHILL GORDON & REINDEL
   General Counsel and Secretary                      80 Pine Street
    U.S.I. HOLDINGS CORPORATION                New York, New York 10005-1702
 50 California Street, 24th Floor                     (212) 701-3000
San Francisco, California 94111-4796
          (415) 983-0100

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing person)
                                -----------------

                            CALCULATION OF FILING FEE
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       Transaction Valuation*               Amount of Filing Fee
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            $12,100,286                            $1,113
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* The transaction value shown is solely for the purpose of calculating the filing fee. This amount assumes that SARs having an aggregate value of $12,100,286 as of October 1, 2002 will be exchanged and/or canceled pursuant to this offer. The aggregate value of such SARs treating them as options was calculated based on the Black-Scholes pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S. $1.0 million of the value of the transaction.


/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $1,113            Filing Party:  U.S.I. Holdings
                                                                Corporation
      Form or Registration No.:  Schedule TO     Date Filed:  October 2, 2002

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/ /   Check the box if the filing relates solely to preliminary
      communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /   third-party tender offer subject to Rule 14d-1.
      /X/   Issuer tender offer subject to Rule 13e-4.
      / /   going-private transaction subject to Rule 13e-3.
      / /   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                             INTRODUCTORY STATEMENT


     This Amendment No. 2 amends and supplements the Tender Offer Statement of U.S.I. Holdings Corporation on Schedule TO, filed with the Securities and Exchange Commission on October 22, 2002, relating to our offer to exchange outstanding Stock Appreciation Rights (SARs) for options to purchase our common stock, or, in the case of some SAR holders, for shares of our common stock, on the terms and subject to the conditions set forth in the Offer to Exchange dated October 22, 2002.


     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:


     The Offer to Exchange outstanding SARs in exchange for options to purchase our common stock, or, in the case of some SAR holders, for shares of our common stock expired at 11:59 p.m. Eastern time on November 27, 2002. Pursuant to the Offer to Exchange, we accepted for exchange approximately 2.84 million SARs from 353 out of 353 eligible participants, representing 100% of the SARs that were eligible to be exchanged. On the terms and conditions set forth in the Offer to Exchange, we will issue options to purchase an aggregate of up to approximately
2.82 million shares of our common stock, and/or we will issue an aggregate of approximately 0.01 million shares of our common stock in exchange for the SARs surrendered pursuant to the Offer to Exchange.


                  [Remainder of Page Intentionally Left Blank]

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2002

                               U.S.I. HOLDINGS CORPORATION


                               By:  /s/ Ernest J. Newborn II
                                    -------------------------------------------
                                    Name:    Ernest J. Newborn II
                                    Title:   Senior Vice President,
                                               General Counsel and Secretary





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